Item 77e. - Legal Proceedings
Touchstone Strategic Trust - Focused Fund

In October 2015, Touchstone Strategic Trust, on behalf of the Focused Fund (the "Fund"), was one of a group of affiliated plaintiffs that filed a complaint against Tesco PLC, in a case captioned Western & Southern Life Insurance Company et al v. Tesco PLC, case number Civ. 15-658-SSB-SKB (S.D. Ohio) (the "Action"). The Action alleges that Tesco issued a series of false and misleading statements from 2011to 2014 regarding its business and financial condition in violation of Ohio state and federal securities laws. The Action further alleges that these statements caused Tesco's stock to trade at an artificially high rate and, once such fraud was disclosed, the stock dropped causing losses to investors. The Fund was one of the largest holders of Tesco American Depositary Receipts ("ADRs") during the relevant period. The Fund is seeking to recover the losses it incurred in connection with its purchase and sale of approximately 1.8 million ADRs. Tesco's responsive pleading to the Action must be filed on or before January 6, 2016. The case is not expected to have a material adverse impact on the net asset value of the Fund.